Reviewed Financial Statements

Digifox Corp
For The Period From July 8, 2019 (Inception) to December 31, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Digifox Corp
Glen Allen, VA

We have reviewed the accompanying financial statements of Digifox Corp (a corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the period from July 8, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alexandra Hernandez, CPA
San Antonio, TX
May 19, 2020

Balance Sheet


Digifox Corp
As at 31 December 2019


	31 Dec 2019
Assets	
Current Assets	
Cash and Cash Equivalents	821
Total Current Assets	**821**
Non-Current Assets	
Intangibles, Net	53,272
Total Non-Current Assets	**53,272**
Total Assets	**54,093**
Liabilities and Equity	
Liabilities	
Non-Current Liabilities	
Notes Payable - Related Party	59,500
Total Non-Current Liabilities	**59,500**
Total Liabilities	**59,500**
Equity	
Common Stock (20,000,000 shares authorized; 0 issued; $0.00001 par value)	-
Current Year Earnings	(5,407)
Total Equity	**(5,407)**
Total Liabilities and Equity	**54,093**

Reviewed - See accompanying notes

Income Statement


Digifox Corp
8 July 2019 to 31 December 2019


	31 Dec 19
Gross Profit	**-**
Operating Expenses	
General and Administrative	3,125
Software	317
Total Operating Expenses	**3,441**
Operating Income / (Loss)	**(3,441)**
Other Income and Expense	
Organizational Costs	(1,966)
Total Other Income and Expense	**(1,966)**
Net Income / (Loss) before Tax	**(5,407)**
Net Income	**(5,407)**
Total Comprehensive Income	**(5,407)**

Statement of Changes in Shareholders' Equity

Digifox Corp

For the period July 8, 2019 to December 31, 2019

	JUL 8-DEC 31, 2019
Equity	
Balance at Inception	-
Issuance of Stock (0 Shares)	-
Current Year Earnings (Loss)	(5,407)
Total Equity	**(5,407)**

Statement of Cash Flows

Digifox Corp
For the period July 8, 2019 to December 31, 2019

	JUL 8-DEC 31, 2019
Operating Activities	
Payments to suppliers	(5,407)
Net Cash Flows from Operating Activities	**(5,407)**
Investing Activities	
Payments for App Development costs	(53,272)
Net Cash Flows from Investing Activities	**(53,272)**
Financing Activities	
Proceeds from issuance of long-term notes	59,500
Proceeds from issuance of common stock	-
Net Cash Flows from Financing Activities	**59,500**
Net Cash Flows	**821**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	821
Net change in cash for period	**821**

Reviewed - See accompanying notes

Notes to the Financial Statements (Reviewed)
Digifox Corp
For The Period From July 8, 2019 (Inception) to December 31, 2019

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

Digifox Corp ("the Company") is a corporation organized under the laws of the State of Delaware.

The Company was founded on July 8, 2019 for the purpose of creating one platform to manage all personal financial needs. The Company intends to generate revenue from connecting users to various services related to earning interest on their savings, trading, and sending/receiving payments. The Company's anticipated date of launch is June 5, 2020.

Management's Plans

The Company's plan for 2020 is to launch the Digifox app on the Apple & Google Play Stores, build out the initial user base, and connect users to a wide range of services related to earning interest, trading, and sending payments.

The Company will focus on collecting user feedback, work towards providing a broader range of services, and make strategic hires to drive effective improvements for the underlying product. Capital contributions from the financing operations will enable the Company to invest in these programs to meet its revenue goals for 2020 and beyond, with the goal of reaching profitability by 2021.

The Company foresees that by running promotions through the DataDash YouTube channel, providing a lucrative referral program to users, and continuously improving the underlying application will provide the Company the opportunity to become a leading financial technology application.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties

Digifox is a cryptocurrency wallet platform. Utilizing a wide range of cutting-edge technologies, such as "smart contract wallets" & "decentralized exchanges" not only makes the Digifox app unique, but increases the risk for potential cyber attacks due to vulnerabilities in the underlying code of the integrations.

Launching and funding the Digifox Platform requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Revenue
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangibles
App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles. The Company will use the straight-line method of amortization starting with the first full year of operation of the app platform. No amortization was recorded during the current reporting period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019.
The following is a summary of intangibles as of December 31, 2019:

	12/31/19
App Development, at cost	$53,272
Less Accumulated Amortization	0
Intangibles, net	**$53,272**
Amortization Expense	0

Expenses

The Company records expenses in the period incurred.

Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $1,966 for the period from July 8, 2019 (inception) through December 31, 2019.

Notes Payable - Related Party

The Company obtains temporary funding to cover operational costs from its founders. During the year 2019, the Company entered into an unsecured promissory note (the Note) with the founding members. The Note does not accrue interest. The principal is due within thirty days of the founding member providing the Company written notice of demand. As of December 31, 2019 the total combined balance of the Note was $59,500.

Equity

Pursuant to the Company's certificate of incorporation, the Company is authorized to issue a total of 20,000,000 shares of common stock at a par value of $0.00001 per share. Common stock entitles the holder to one vote per share of stock. As of December 31, 2019, the Company had zero shares of Common stock issued and outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Income Taxes (Continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is expected to sustain a net operating loss during its initial annual period. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Virginia.

Recently Adopted Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the
use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

NOTE C - FAIR VALUE MEASUREMENTS (Continued)

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS

In the normal course of business, the Company will have transactions with the following related party entities managed by the same owners:

- DataDash - founder's personal YouTube channel where the Company intends to receive free marketing promotion

NOTE F - PARTNER SERVICE AGREEMENTS

The Company has entered into service agreements with the following entities:

- Celsius Network Limited - Celsius is the Company's lending partner, the Company intends to generate referral income from Celsius

- Kyber Network - Kyber is the Company's exchange partner, the Company intends to generate referral income from trading activities

- Ternio LLC - Ternio is the Company's debit card partner. Ternio will allow the Company's users to register a VISA debit card tied to their crypto wallet, and allow for them to spend money at VISA merchants, generating income for the Company in the process

NOTE G - INDEMNIFICATION

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE H - SUBSEQUENT EVENTS

Between January to May 19, 2020 the following events occurred:

- During the first quarter of 2020, the COVID-19 Pandemic occurred - The Company's current and future business, production capacity, results of operations, cash flow and financial condition may be adversely affected by reduced economic activity, workforce disruption, and mitigation expenses resulting from the COVID-19 pandemic.

- During January 2020, the Company's board of directors adopted and approved the following amendments to the "Certificate of Incorporation" (Certificate of Amendment):

  - The Company is authorized to issue a total of 20,000,000 shares of common stock at a new par value of $0.0001 per share.

  - The Company adopted, confirmed and approved the Bylaws of the corporation.

  - The Company issued option grants to its founding members as follows: 8,500,000 shares of Common stock at a par value of $0.0001 per share as restricted treasury stock. All restricted Treasury shares were issued to the founding member with a vesting schedule of 10% Vested as of Vesting Start Date (July 08, 2019), remainder monthly over four years. In exchange for the assignment of intellectual property to the Company valued at $850. The option grant was fully executed and the Company issued the founding member 8,500,000 shares of the Company's common stock, represented by a certificate properly legended as required by law.

  - The company adopted, confirmed and approved an Equity Incentive plan "2020 Equity Incentive Plan" (the "Plan") for the purpose of attracting and retaining qualified personnel. Options issued under the Plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. The Company is authorized to issue a total of 1,500,000 options of the Company's authorized but unissued Common Stock. As of May 19, 2020 the Company had reserved a total of 1,500,000 common shares for issuance pursuant to the terms of any awards granted pursuant to the Plan.

NOTE H - SUBSEQUENT EVENTS (Continued)

- During February 2020, the Company entered into a partner service agreement with Ternio LLC to provide VISA debit cards to the Company's users. As part of this agreement the Company paid a total of $15,000 to Ternio to cover onboarding costs.

- During March and April 2020, the Company executed contracts with various vendors to conduct design and development work for the app for a total combined liability of $12,000 per month. The contracts can be ended by either the Company or the contractor at any time, pursuant to the terms of the agreement.

- On May 12, 2020, the Company entered into a service agreement with Pal Card Minnesota, LLC. Pal Card (CashPass) will provide the Company with card services. In exchange for the Card Services, the Program Manager will compensate the Company with commissions.

- During May 2020, the Company conducted a closed beta test which allowed the Company to gather feedback from dozens of users across the globe.

In preparing these financial statements, management has evaluated and disclosed all material subsequent events through May 19, 2020, which is the date that the financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.